EXHIBIT 5

OPINION OF JAMES H. WOOTEN, JR.

[ILLINOIS TOOL WORKS INC. LETTERHEAD]

May 4, 2007

Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, IL 60026

Ladies and Gentlemen:

I have acted as counsel for Illinois Tool Works Inc. (the "Registrant") in connection with the registration under the Securities Act of 1933, as amended, of 18,704,647 shares (the "Shares") of the Registrant's Common Stock, on a Registration Statement on Form S-8 (the "Registration Statement") filed with the Securities and Exchange Commission. The Shares are issuable in connection with the Illinois Tool Works Inc. 2006 Stock Incentive Plan (the "Stock Incentive Plan").

As General Counsel of the Registrant, I am familiar with the actions taken by the Registrant to authorize the registration of the Shares, including board approval on February 10, 2006 of the increase in the number of shares authorized for issuance under the Stock Incentive Plan; stockholder approval on May 5, 2006 of such increase and of the incorporation by merger of the non-deferral provisions of the Illinois Tool Works Inc. Non-Officer Directors' Fee Conversion Plan into the Stock Incentive Plan; and board approval on May 4, 2007 of the filing of this Registration Statement with respect to the Shares. I also participated in the preparation of the Registration Statement and have examined such other documents and legal authorities as I have deemed relevant for purposes of this opinion.

Based upon the foregoing, I am of the opinion that the Shares, when issued in accordance with the terms of the Stock Incentive Plan, will be duly authorized validly issued and fully paid and nonassessable.

I consent to the reference to me under item 5 in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ James H. Wooten, Jr.

James H. Wooten, Jr.